6 rue Alain Bombard 44800 Saint-Herblain, France	VIA EDGAR

May 3, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ada D. Sarmento
Laura Crotty
Tracey McKoy
Lynn Dicker

Re:	Valneva SE
Registration Statement on Form F-1
File No. 333-255155

Acceleration Request
Requested Date:	May 5, 2021
Requested Time:	4:00 P.M. Eastern Time

Ladies:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on May 5, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of David Boles, Katie Kazem and Darah Protas of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with David Boles of Cooley LLP at +44 7556 4446, or in his absence, Katie Kazem at +1 703 456 8043. Thank you for your assistance with this matter.

[Signature Page Follows]

Sincerely,

Valneva SE

By:	/s/ Thomas Lingelbach
Thomas Lingelbach
Chief Executive Officer and President

cc:	David Boles, Cooley LLP
Marc Recht, Cooley LLP
Divakar Gupta, Cooley LLP
Katie A. Kazem, Cooley LLP
Jean-Marc Franceschi, Hogan Lovells Paris LLP
Robert E. Puopolo, Goodwin Procter LLP
Edwin O’Connor, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP
Arnaud Duhamel, Gide Loyrette Nouel A.A.R.P.I.
Guilhem Richard, Gide Loyrette Nouel A.A.R.P.I.